[LOGO]	Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

July 9, 2004

Advisory Group Limited
P O Box 127
Turks and Caicos Islands
Providenciale
British West Indies

Dear Sirs:

We refer to our Agreement dated July 21, 2003.

As you are aware, we have lent a total sume of US$1,860,843 for investment into an Indirect Participation Agreement with PNG Drilling Ventures Limited. Further, you are aware that the funds lent by us are fully secured against such IPI interest in a drilling venture, which currently works out to 0.88%.

We now request as follows:

1.	Exercise the conversion option as per Clause 5.1 of the IPI Agreement dated July 21, 2003 and obtain 15,493 free-trading shares of InterOil Corporation in settlement of our loan by US$275,000. These shares should be issued in the name of Bontan Corporation Inc. and forwarded to us at our corporate address on this letterhead.

2.	Assign the remaining IPI interest, which works out to be 0.75%, to us in full settlement of the remaining loan to Bontan Oil and Gas Corporation.

Please consider the above matter as urgent.

Sincerely

/s/  Kam Shah

Kam Shah
Chief Executive Officer
Chief Financial Officer

A D V I S O R Y   G R O U P   L T D .

July 9, 2004

Mr. Kam Shah, CEO and CFO
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario
M5R 2G3

Dear Mr. Shah:

We are in receipt of your letter dated July 9, 2004.

As per your instructions, we confirm that we have advised PNG Drilling Ventures Limited to assign Advisory's IPI Interest to Bontan Oil & Gas Corporation and to issue 15,493 free-trading shares of InterOil Corporation.

Yours truly,

/s/  Robert Kennedy

Robert Kennedy
President

PO BOX 127, TURKS AND CAICOS ISLANDS
PROVIDENCIALES, BRITISH WEST INDIES